WRASP 34, INC.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

May 19, 2011

Mr. David Link
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	WRASP 34, Inc. (the “Company”)
Form 10-12(g)/A
Filed April 14, 2011
File No. 000-54265

Dear Mr. Link:

This letter is in response to the comments contained in the Staff’s letter to WRASP 34, Inc. (the “Company”), concerning Form 10-12(g)/A (the “Amended Registration Statement”), and dated April 29, 2011 (the “Comment Letter”). We have filed an amendment to the Amended Registration Statement (“Amendment No. 2”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 2.

On behalf of the Company, the following are our responses to the Staff’s comments:

Business of Issuer, page 1

1.
We note your revised disclosure in response to comment one of or letter Dated February 25, 2011 and we reissue the comment.  Please discuss any specific and current conflicts regarding other affiliated shell companies.  If there are no conflicts of interest at this time, state that is the case.

RESPONSE:

Another blank check company, SRKP 27, Inc., of which our management currently serve as officers and directors announced that, on June 10, 2010 it entered into Share Exchange Agreement with certain entities.  The pursuit of this business combination transaction by the management of SRKP 27, Inc., may be considered a conflict of interest between our management and our stockholders. In response to the Staff’s comment, the Company has revised its disclosure to provide for this specific conflict of interest.

2.
We note your revised disclosure in response to comment two of our letter dated February 25, 2011 and we partially reissue the comment.  Please discuss WestPark Capital Financial Services, LLC in greater detail. Include in your discussion, among other things, the purpose of the entity.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

3.
We note your revised disclosure in response to comment three of our letter dated February 25, 2011 and we reissue the comment.  Please revise your disclosure, where appropriate to describe managements experience in identifying and conducting reverse mergers and other transactions as contemplated by you.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Directors and Executive Officers, page 8.

4.	Revise to indicate the dates of the position help by Richard Rappaport with WPCFS.

RESPONSE:

The Company has revised its disclosure accordingly.

5.	Revise to indicate the “numerous capacities” and dates of those positions help by Anthony Pintsopoulos with WPC and WPCFS.

RESPONSE:

The Company has revised its disclosure accordingly.

Certain Relationships and Related Transactions, and Director Independence, page 20

6.	We note your revised disclosure in response to comment 12 of our letter dated February 25, 2011. Please revise to reconcile your revised disclosure with Note 3 to the financial statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Recent Sales of Unregistered Securities, page 22

7.
We note your response to comment 15 of our letter dated February 25, 2011 and we partially reissue the comment.  Please revise your disclosure to incorporate your response.  See Item 701(d) of Regulation S-K

RESPONSE:

The Company has revised its disclosure accordingly.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

WRASP 34, Inc.

By:	/s/ Richard A. Rappaport
Richard A. Rappaport
President